SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 5, 2003

CE Franklin Ltd.

(Translation of registrant’s name into English)

1900, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, CE Franklin Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CE Franklin Ltd.

Date: February 5, 2003	By:	/s/ Salvatore Secreti

Salvatore Secreti
Vice President and Chief Financial Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Joint Venture with
Nusco Supply & Manufacturing Inc.

Calgary, Alberta, February 5, 2003 — CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced today that it has sold a 50% interest in its Brittania Compression operations, which manufactures for sale and rent under 100 horse power air and gas compression equipment, to Nusco Supply & Manufacturing Inc. (“Nusco”). Nusco, which is owned by Midfield Supply Ltd., has over 20 years of experience in the manufacture of engineered products for the oil and gas industry. No gain or loss on disposition was recorded by CE Franklin Ltd.

“We are excited about our new joint venture with Nusco because of their reputation in the manufacture of engineered products for the oil and gas industry,” said Michael West, President and CEO of CE Franklin Ltd. “The combination of the CE Franklin and Midfield Supply distribution networks coupled with Nusco’s manufacturing expertise will enable Brittania to become a significant player in its market niche”.

About CE Franklin

CE Franklin is Canada’s largest distributor of supplies for the drilling, production, processing and pipelining of hydrocarbons. In addition to its complete range of tubular products and production equipment, including artificial lift technology, the Company sells pipe, valves, fitting and maintenance supplies and provides complete customer inventory procurement and management services through its 37 locations across Canada.

CE Franklin’s common shares trade on the Toronto Stock Exchange under the symbol CFT and on the American Stock Exchange under the symbol CFK. For additional information visit the website at www.cefranklin.com.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company’s 2001 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Michael West or Sam Secreti
403-531-5600
mwest@cefranklin.com
ssecreti@cefranklin.com

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